Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

Biovail Reminds Shareholders of Deadline for Decision on the Future of Their Company

Every Vote Counts –Vote Your BLUE Proxy TODAY

TORONTO – June 19, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today reminded each of its 56,000 shareholders to ensure their voice is heard in the critical decision on their Company’s future by voting the BLUE proxy as soon as possible.

The Company’s Annual Meeting of Shareholders is scheduled for 10:00 a.m. EDT on June 25, 2008 and the cut-off time for voting the BLUE proxy is 10:00 a.m. EDT on Monday, June 23. However, to ensure that all votes are counted, the Company recommends that shareholders complete and submit their proxy by the close of business on Friday, June 20 or as soon as possible thereafter by fax, internet or telephone using the control number on the BLUE proxy.

“Biovail shareholders have an important choice to make: They can determine that their Company will continue to move forward under the capable and independent Directors nominated by Biovail, with a strong new management team, and a strategy designed to create value in today’s pharmaceutical marketplace. Or they can choose to hand control of their Company over to Eugene Melnyk, his hand-picked nominees and a figurehead CEO who has proposed an outdated and unworkable strategy,” said Dr. Douglas Squires, Chairman of the Board of Biovail. “The contrast between these two choices is stark and we believe the right answer is clear.”

“Based on the response we have received so far, we believe shareholders will vote to move forward,” Dr. Squires said. “However, we ask all our shareholders to remember that their vote – every vote – is important to deciding the outcome. A clear mandate for the Biovail nominees will help ensure that the Board can keep the Company’s troubled history in the past, where it belongs.”

Biovail reminds its shareholders that two leading independent proxy advisory firms, RiskMetrics Group and PROXY Governance, Inc., have recommended that they vote FOR the Biovail nominees to the Board of Directors.

Biovail advises shareholders to review the Company’s documents and website to obtain facts that will allow them to make an informed decision in their choice of a Board of Directors at the Company’s Annual Meeting of Shareholders. They should then vote ONLY THE BLUE proxy following the instructions provided. Shareholders are advised to ignore any materials received from the Dissident shareholders – Eugene Melnyk and an entity he controls – and to discard the Yellow proxy.

Shareholders are also reminded that the last proxy they submit is the only one that will be counted for the Annual Meeting and, if they have voted the Yellow proxy, they can revoke that vote simply by submitting the BLUE proxy before the deadline. With limited time left, shareholders are advised to vote by Friday, June 20, 2008, or as soon as possible thereafter, by fax, internet or telephone using the control number on the BLUE proxy.

Biovail Shareholders: THE PROXY TO VOTE IS BLUE - TODAY

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.